UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2025

Trent Ward
Chief Executive Officer
Interactive Strength, Inc.
1005 Congress Avenue, Suite 925
Austin, TX 78701

**Re: Interactive Strength, Inc.
Registration Statement on Form S-3
Filed July 15, 2025
File No. 333-288683**

Dear Trent Ward:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

<u>Form S-3 filed July 15, 2025</u>

<u>Incorporation by Reference, page 3</u>

1. Please revise to include your Form 8-K filed on March 12, 2025.

<u>The Company</u>
<u>Digital Asset Treasury Strategy, page 6</u>

2. We note here and in your Form 8-K filed June 11, 2025 that you used approximately $20 million to purchase FET tokens for the benefit of your wholly-owned subsidiary, Interactive Strength Treasury LLC. Please provide a materially complete description of FET and your treasury strategy. In that regard:
   - Describe the use case for FET including its intended purpose, use and/or function.
   - Provide a discussion of FET "tokenomics" discussing the past and current supply of FET, how new FET is created, any burn mechanism, the amount of FET locked

up and the related unlocking schedule, and any inflationary or deflationary mechanism.

- Include a discussion of the FET ecosystem and a description of the lifecycle of the FET token.
- Provide risk factor disclosure discussing any material risks related to the FET token and its ownership.
- Provide a discussion of the material aspects of your treasury strategy and how you intend to generate profit through this strategy.
- Explain the custody arrangements for the FET you hold.
- Provide separate risk factors addressing material risks related to your treasury strategy and your issuance of convertible debt.

3. In your Form S-3 filed on June 27, 2025, page 9 states that "[t]he Company used approximately $47.25 million to purchase FET tokens." However, page 6 of your current Form S-3 filed on July 15, 2025 states that "[a]s of June 30, 2025, the Company had used approximately $20 million of the proceeds from the sale of the Notes to purchase FET for the benefit of the Treasury Subsidiary. The Company plans to use $27.25 million over the coming weeks to purchase further FET for the benefit of the Treasury Subsidiary." Please advise whether the transactions listed in these filings refer to different transactions and revise any inconsistencies.

<u>The Senior Secured Convertible Exchangeable Notes Offering, page 11</u>

4. We note your disclosure on page 11 that you "agreed to file an initial registration statement (the "Registration Statement") covering the resale of one hundred twenty five percent (125%) of the conversion shares issuable pursuant to the possibly issuable Additional Notes (a principal amount of $500 million) with the SEC within 30 calendar days after the closing of the Notes." We also note that the provisions on the Securities Purchase Agreement and Registration Rights Agreement. Please revise your disclosure to clarify, if true, that this registration statement includes only the 7,343,179 shares of common stock pursuant to the Initial Note and does not include shares of common stock underlying any Additional Notes.

<u>General</u>

5. Please file the executed Securities Purchase Agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kristin Baldwin at 202-551-7172 or Asia Timmons-Pierce at 202-551-

3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing